Filed by Hess Midstream LP

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Hess Midstream Partners LP

Registration No. 001-38050

The following press release was issued by Hess Midstream Partners LP on November 1, 2019.

Hess Midstream Partners LP Announces Extension of its Exchange Offer for Senior Notes of Hess Infrastructure Partners LP and Hess Infrastructure Partners Finance Corporation

HOUSTON, TEXAS—November 1, 2019—Hess Midstream Partners LP (NYSE: HESM) (“HESM”) today announced that it has elected to extend the expiration date for HESM’s previously announced offer to exchange (the “Exchange Offer”) any and all validly tendered and accepted 5.625% Senior Notes due 2026 (the “Existing HIP Notes”) issued by Hess Infrastructure Partners LP and Hess Infrastructure Partners Finance Corporation (together with Hess Infrastructure Partners LP, “HIP”) for new senior notes to be issued by HESM (the “Exchange Notes”), upon the terms and subject to the conditions set forth in HESM’s offering memorandum and consent solicitation statement, dated as of October 4, 2019 (the “Offering Memorandum and Consent Solicitation Statement”).

The expiration date of the Exchange Offer has been extended from 5:00 p.m., New York City time, on November 4, 2019, to 5:00 p.m., New York City time, on December 2, 2019 (as the same may be further extended, the “Expiration Date”). Tenders of Existing HIP Notes made pursuant to the Exchange Offer (but not consents delivered pursuant to the HIP’s related solicitation of consents (the “Consent Solicitation”) from eligible holders of the Existing HIP Notes to amend the indenture, dated November 22, 2017, governing the Existing HIP Notes, to eliminate certain of the covenants, restrictive provisions and events of default included therein) may be validly withdrawn at or prior to the Expiration Date. As of 5:00 p.m., New York City time, on October 31, 2019, 99.32% of the aggregate principal amount of Existing HIP Notes outstanding, had been validly tendered and not validly withdrawn pursuant to the Exchange Offer and Consent Solicitation.

Except as described in this press release, all other terms of the Exchange Offer and Consent Solicitation remain unchanged.

The Exchange Notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The Exchange Offer may be made only pursuant to the terms of the Offering Memorandum and Consent

Solicitation Statement and the other related materials and only to such persons and in such jurisdictions as is permitted under applicable law.

About HESM

HESM is a fee-based, growth-oriented, traditional master limited partnership that was formed to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party customers. HESM’s assets are primarily located in the Bakken and Three Forks Shale plays in the Williston Basin area of North Dakota.

About HIP

HIP is a midstream energy joint venture between Hess Corporation and Global Infrastructure Partners. HIP owns various operating companies that provide a diverse mix of midstream oil and natural gas services in the core of the Bakken and Three Forks shale plays in the Williston Basin area of North Dakota. HIP also owns a 100% interest in the general partner of HESM.

Forward-Looking Information

This press release includes forward-looking statements regarding future events. These forward-looking statements are based on HESM’s and HIP’s current plans and expectations and involve a numbers of risks and uncertainties that could cause actual results and events to vary materially from the results and events anticipated or implied by such forward-looking statements, including, without limitation, the ability of HESM and HIP to satisfy the conditions to the settlement of the Exchange Offer and Consent Solicitation, general market and economic conditions, changes in law and government regulations and other matters affecting the business of HESM or HIP, and the other risks described in the Offering Memorandum and Consent Solicitation Statement. While HESM or HIP may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if new information becomes available in the future. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Please refer to HESM’s publicly filed documents, including the most recent Forms 10-K and 10-Q for additional information about HESM and HIP and about the risks and uncertainties related to HESM’s and HIP’s business which may affect the statements made in this press release.

Contacts

Investors:

Jennifer Gordon

Director – Investor Relations

(212) 536-8244

Media:

Robert Young

(713) 496-6076

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of federal securities laws regarding the Company. These forward-looking statements relate to, among other things, the proposed transaction between the Company and an affiliate and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and current projections or expectations. Factors that could cause the Company’s actual results to differ materially from those implied in the forward-looking statements include the following: the ability to consummate the proposed transaction between the Company and its affiliate on the proposed terms and timeline; the ability to satisfy various conditions to closing of the proposed transaction, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; negative capital market conditions; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws, including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient funds to pay distributions, including the distribution to certain affiliates of the Company in connection with the transaction, and access to debt on commercially reasonable terms; and the ability to successfully execute business plans, growth strategies and self-funding models. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Company’s annual report on Form 10-K for the year ended December 31, 2018, and, if applicable, the Company’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed by the Company with the Securities and Exchange Commission. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this filing except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing.

Additional Information

In connection with the proposed transaction, a Registration Statement has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus will be made available to HESM unitholders. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the Company at its website, www.hessmidstream.com, or by contacting the Company’s Investor Relations at (212) 536-8244.